                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          Dense-Pac Microsystems, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   248719 106
                             ---------------------
                                 (CUSIP Number)
                                 Jon R. Tandler
                      Coblentz, Cahen, McCabe & Breyer, LLP
       222 Kearny Street, 7th Fl., San Francisco, CA 94108 (415) 391-4800
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 1, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 26 Pages


                      Exhibit Index is Located on Page 13

                                  SCHEDULE 13D


CUSIP No.     248719 106                                      Page 2 of 26 Pages
- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    EBTB II B.V.

- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /



- --------------------------------------------------------------------------------
3          SEC USE ONLY

- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                 OO
- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Belgium

- --------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
       NUMBER OF
         SHARES
                         -------------------------------------------------------
      BENEFICIALLY         8         SHARED VOTING POWER
     OWNED BY EACH                        4,856,957*  See Item 2
                         -------------------------------------------------------
       REPORTING           9         SOLE DISPOSITIVE POWER
         PERSON
                         -------------------------------------------------------
          WITH             10        SHARED DISPOSITIVE POWER

                                          4,856,957*  See Item 2
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,856.957*  See Item 5
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        / /

- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.36%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*

                          Dense-Pac Microsystems, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   248719 106
                             ---------------------
                                 (CUSIP Number)
                                 Jon R. Tandler
                      Coblentz, Cahen, McCabe & Breyer, LLP
       222 Kearny Street, 7th Fl., San Francisco, CA 94108 (415) 391-4800
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 1, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 3 of 26 Pages

                                  SCHEDULE 13D

CUSIP No.   248719 106                                        Page 4 of 26 Pages
- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Euroventures Benelux Team B.V.

- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /


- --------------------------------------------------------------------------------
3          SEC USE ONLY

- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                 OO
- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Belgium

- --------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
        NUMBER OF
         SHARES
                         -------------------------------------------------------
      BENEFICIALLY         8         SHARED VOTING POWER

     OWNED BY EACH                        4,856,957*  See Item 2
                         -------------------------------------------------------
       REPORTING           9         SOLE DISPOSITIVE POWER
         PERSON
                         -------------------------------------------------------
          WITH             10        SHARED DISPOSITIVE POWER

                                          4,856,957*  See Item 2
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,856,957*  See Item 5
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        / /


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.36%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*

                          Dense-Pac Microsystems, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   248719 106
                             ---------------------
                                 (CUSIP Number)
                                 Jon R. Tandler
                      Coblentz, Cahen, McCabe & Breyer, LLP
       222 Kearny Street, 7th Fl., San Francisco, CA 94108 (415) 391-4800
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  April 1, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 5 of 26 Pages

                                  SCHEDULE 13D

CUSIP No.   248719 106                                        Page 6 of 26 Pages
- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Euroventures Benelux I B.V.

- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /


- --------------------------------------------------------------------------------
3          SEC USE ONLY

- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                  OO

- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Belgium

- --------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
       NUMBER OF
         SHARES
                         -------------------------------------------------------
      BENEFICIALLY         8         SHARED VOTING POWER

     OWNED BY EACH                        4,856,957*  See Item 2
                         -------------------------------------------------------
       REPORTING           9         SOLE DISPOSITIVE POWER

         PERSON
                         -------------------------------------------------------
          WITH             10        SHARED DISPOSITIVE POWER

                                          4,856,957*  See Item 2
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,856,957*  See Item 5
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.36%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                          Dense-Pac Microsystems, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   248719 106
                             ---------------------
                                 (CUSIP Number)
                                 Jon R. Tandler
                      Coblentz, Cahen, McCabe & Breyer, LLP
       222 Kearny Street, 7th Fl., San Francisco, CA 94108 (415) 391-4800
- --------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 1, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 7 of 26 Pages

                                  SCHEDULE 13D
CUSIP No.   248719 106                                        Page 8 of 26 Pages
- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Euroventures Benelux II B.V.

- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                         (b) / /



- --------------------------------------------------------------------------------
3          SEC USE ONLY

- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                  OO
- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  / /


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Belgium

- --------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
       NUMBER OF

         SHARES
                         -------------------------------------------------------
      BENEFICIALLY         8         SHARED VOTING POWER

     OWNED BY EACH                        4,856,957*  See Item 2
                         -------------------------------------------------------
       REPORTING           9         SOLE DISPOSITIVE POWER

         PERSON
                         -------------------------------------------------------
          WITH             10        SHARED DISPOSITIVE POWER

                                          4,856,957*  See Item 2
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,856,957*  See Item 5

- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 / /


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.36%

- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO

- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             INTRODUCTORY STATEMENT

         This Amendment to Statement on Schedule 13D of EBTB II B.V. ("ET-II"), Euroventures Benelux Team B.V. ("Team"), Euroventures Benelux I B.V. ("EB-I") and Euroventures Benelux II B.V. ("EB-
II") is filed to report the acquisition by EB-II of a stock warrant to purchase up to three hundred seventy-five thousand (375,000) shares of Common Stock of Dense-Pac Microsystems, Inc., a California corporation (the "Company").

ITEM 1.           SECURITY AND ISSUER.

         This Statement is filed as to the beneficial ownership of shares of Common Stock of the Company by ET-II, Team, EB-I and EB-II. The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2.           IDENTITY AND BACKGROUND.

         ET-II, EB-I and EB-II are Netherlands corporations whose address is Julianaplein 10, 5211 BC's-Hertogenbosch, Netherlands. EB-I and EB-II are venture capital funds. Team is the investment manager of EB-I and EB-II and has both voting and investment power over their shares of the Company's Common Stock. ET-II has indirect beneficial ownership of the shares of Common Stock of the Company directly owned by EB-I and EB-II in that it owns 50% of Team and has a presently exercisable call option to acquire the remaining 50% of Team. Notwithstanding that Team is the investment manager of EB-I and EB-II, the voting and investment of Company shares held, respectively, by EB-I and EB-II are managed independently.

         During the last five years, neither ET-II, Team, EB-I nor EB-II has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         EB-II used its internal funds, and did not borrow funds, to effect the transactions described herein. See also Item 4.

ITEM 4.           PURPOSE OF TRANSACTIONS.

         As previously reported, pursuant to a Loan Agreement dated October 12, 1994 the Company borrowed $1,800,000 from EB-II at eight percent (8%) per annum (the "Loan"). All accrued and

                                     9 of 26
unpaid interest on the Loan is due on December 31, 1999. Initially, the Loan was secured by all of the Company's assets. As additional consideration for the Loan and as reported, EB-II received a stock warrant to purchase an aggregate of up to 900,000 shares of the Company's Common Stock at an exercise price of $2 per share (the "Prior Warrant"). Under the Prior Warrant, EB-II could pay the exercise price in cash or by cancelling amounts outstanding under the Loan. In October 1995 and as reported EB-II exercised the Prior Warrant in full and acquired 900,000 shares of the Company's Common Stock for a cash payment of $1,800,000.

         In October 1995, in consideration of EB-II's agreement to (i) exercise the Prior Warrant for cash instead of cancelling amounts due under the Loan,
(ii) reduce the interest rate on the Loan from 8% to 5% per annum over the remaining term of the Loan, and (iii) subordinate its security interest in the Company's accounts receivable in order to permit the Company to obtain future bank financing, the Company agreed to issue to EB-II a new warrant (the "New Warrant") to purchase 375,000 shares of the Company's Common Stock.

         Initially, the exercise price of the New Warrant was to be determined based on (x) the price at which the Company issued equity in an underwritten secondary public offering, or (y) the average closing ask price of the Company's Common Stock for the five trading days preceding, but not including, May 1, 1996, whichever first occurred; provided, that if the Company made a good faith determination that the secondary offering would occur after May 1, 1996, the exercise price of the New Warrant would be determined on the basis set forth in clause (x) but in no event later than August 1, 1996 in the manner set forth in clause (y). On April 1, 1996, however, the Company and EB-II mutually agreed to fix the exercise price of the New Warrant at $7 per share.

         The New Warrant may be exercised at any time, in full or in part, until it expires on November 14, 1999. The New Warrant is redeemable by the Company if the Company's stock price on the open market reaches $9 per share for twenty consecutive trading days. The New Warrant exercise price is subject to downward adjustment if the Company sells its Common Stock at a price per share which is less than the New Warrant exercise price. EB-II has the right to require the Company to register the shares underlying the New Warrant under the Securities Act of 1933, as amended.

         As reported previously, the Loan was made to provide the Company with working capital and not to acquire shares of the Company's Common Stock.


                                    10 of 26

         It is possible that EB-I and/or EB-II may in the future acquire shares or attempt to dispose of shares of Company Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise.

         Neither ET-II, Team, EB-I nor EB-II has any present intention to engage in any of the actions contemplated by Instruction No. 4 to Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) ET-II, Team, EB-I and EB-II beneficially own and share voting and investment power over 4,856,957 shares or 28.36% of the Company's Common Stock. The percentage ownership in the Company has been calculated using the number of shares of the Company's Common Stock outstanding as of February 29, 1996, as such number has been furnished by the Company.

         (c) EB-II acquired the New Warrant in a private transaction.

         (d)      Not Applicable.

         (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 2.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (a) Amended and Restated Warrant Agreement, originally dated as of October 31, 1995 and amended and restated as of April 1, 1996, between the Company and EB-II.


                                    11 of 26

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                EBTB II B.V.

DATE:  APRIL 1, 1996            /S/  ROGER G. CLAES
                                -------------------
                                ROGER G. CLAES, MANAGING DIRECTOR

                                EUROVENTURES BENELUX TEAM B.V.

DATE:  APRIL 1, 1996            /S/  ROGER G. CLAES
                                -------------------
                                ROGER G. CLAES, MANAGING DIRECTOR

                                EUROVENTURES BENELUX I B.V.

DATE:  APRIL 1, 1996            /S/  ROGER G. CLAES
                                -------------------
                                ROGER G. CLAES, MANAGING DIRECTOR
                                OF EUROVENTURES BENELUX TEAM B.V.,
                                MANAGING DIRECTOR OF EUROVENTURES
                                BENELUX I B.V.

                                EUROVENTURES BENELUX II B.V.

DATE:  APRIL 1, 1996            /S/  ROGER G. CLAES
                                -------------------
                                ROGER G. CLAES, MANAGING DIRECTOR
                                OF EUROVENTURES BENELUX TEAM B.V.,
                                MANAGING DIRECTOR OF EUROVENTURES
                                BENELUX II B.V.

                        (SIGNATURE PAGE TO AMENDMENTS TO
                       SCHEDULE 13D OF THE ABOVE-ENTITIES)


                                    12 of 26

                                EXHIBIT INDEX

                                                                        Page
                                                                        ----

1.           Amended and Restated Warrant Agreement, originally
        dated as of October 31, 1995 and amended and restated as
        of April 1, 1996, between the Company and EB-II...............    14


                                   13 of 26